11019830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/14

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-46868 |

SEC MAIL PROCESSING RECEIVED MAR 01 2011 WASH., D.C. 200 SECTION

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fairview Securities Inc

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Priscilla Lane
(No. and Street)

Darien (City) CT (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce F. Kinloch - President (203) 662-0180
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

JD 3/25

# OATH OR AFFIRMATION

I, Bruce G. Kinloch, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fairview Securities Inc. (Company), as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________________________________

______________________________________________________________________

______________________________________________________________________

Bruce G. Kinloch, President

Sworn and subscribed to before me this 15 day of Feb, 20 11.

**This report contains (check all applicable boxes):**

| | | | Page |
|---|---|---|---|
| | | Report of Independent Registered Public Accounting Firm | 1 |
| (x) | (a) | Facing page. | |
| (x) | (b) | Balance Sheet. | 2 |
| (x) | (c) | Statement of Operations. | 3 |
| (x) | (d) | Statement of Cash Flows. | 4 |
| (x) | (e) | Statement of Changes in Stockholder's Capital. | 5 |
| ( ) | (f) | Statement of Changes in Subordinated Liabilities (not applicable). | |
| (x) | | Notes to Financial Statements. | 6 – 7 |
| (x) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. | 8 |
| ( ) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. | |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable). | |
| ( ) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required). | |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable). | |
| (x) | (l) | An Affirmation. | |
| (x) | (m) | A Copy of the SIPC Supplemental Report. | 9 - 10 |
| (x) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control). | 11 – 12 |

MATTHEW BENNETT
Notary Public
Connecticut
My Commission Expires Jan 31, 2012

# VB&T

**Certified Public Accountants, PLLC**

**250 W57th Street**
**Suite 1632**
**New York, NY 10107**
**T:1.212.448.0010**
**F:1.888.99.PCAOB (72262)**

**E-mail:**
**fvb@getcpa.com**
**rtse@getcpa.com**
**info@getcpa.com**
**www.getcpa.com**


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Fairview Securities, Inc

We have audited the accompanying balance sheet of Fairview Securities, Inc, as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairview Securities, Inc at December 31, 2010, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
February 2, 2011

**FAIRVIEW SECURITIES, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2010**

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 8,960 |
| Commissions receivable | | 206,810 |
| Loan receivable | | 500 |
| Prepaid expenses | | 9,474 |
| Total Assets | $ | 225,744 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Accounts payable | $ | 1,499 |
| Accrued commissions | | 201,810 |
| Total Liabilities | | 203,309 |
| Contingencies | | |
| Stockholder's Equity: | | |
| Common stock, no par value, 20,000 shares authorized, 7,250 shares issued and outstanding | | 145,000 |
| Additional paid-in capital | | 227,077 |
| Accumulated (deficit) | | (349,642) |
| Total Stockholder's Equity | | 22,435 |
| Total Liabilities and Stockholder's Equity | $ | 225,744 |

# FAIRVIEW SECURITIES, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| Revenues: | |
| Commissions | $ 1,217,578 |
| Total Revenue | 1,217,578 |
| | |
| Costs and Expenses: | |
| Administrative service fee | 1,216,427 |
| Regulatory fees | 19,535 |
| Professional fees | 38,502 |
| SIPC | 3,044 |
| Other expenses | 6,497 |
| | |
| Total Costs and Expenses | 1,284,005 |
| | |
| Net loss | $ (66,427) |

See Independent Accounts' Report and Accompany Notes

**FAIRVIEW SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2010**

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net loss | $ (66,427) |
| Adjustment to reconcile net income to net cash (used) by operating activities: | |
| Changes in operating assets and liabilities: | |
| (Increase) in commissions receivable | (102,165) |
| Decrease in prepaid expense | 7,799 |
| (Decrease) in accounts payable | (2,632) |
| Increase in accrued commission | 123,173 |
| Net Cash (Used) by Operating Activities | (40,252) |
| Cash Flows from Investing Activities: | |
| Net Cash (Used) by Investing Activities | - |
| Cash Flows from Financing Activities: | - |
| Net (Decrease) In Cash | (40,252) |
| Cash, January 1, 2010 | 49,212 |
| Cash, December 31, 2010 | $ 8,960 |

See Independent Accountants' Report and Accompanying Notes

# FAIRVIEW SECURITIES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2010

| | Common Stock | Additional paid-in capital | Accumulated (deficit) | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance, January 1, 2010 | $ 145,000 | $ 227,077 | $ (283,216) | $ 88,862 |
| Net loss | - | - | (66,427) | (66,427) |
| Balance, December 31, 2010 | $ 145,000 | $ 227,077 | $ (349,642) | $ 22,435 |

See Independent Accountants' Report and Accompanying Notes

## 1. ORGANIZATION AND NATURE OF BUSINESS

Fairview Securities, Inc (the "Company") is a Connecticut Corporation formed on November 12, 1993. The Company provides consulting and sales support services to Registered Investment Advisors. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Revenues

Fees are recognized when services are completed and the revenues are reasonably determined, unless the service is rendered on a contingent fee basis, in which case revenues are recognized upon satisfaction of the contingency.

### Commissions Receivable

Accounts receivable consists of commissions due to the Company from contractual obligations with unregistered limited partnerships and investment funds. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on its history of past write-offs and collections and current credit conditions. Management has assessed that an allowance is not necessary at December 31, 2010.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net

capital, both as defined shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $7,461 which was $6,093 under the amount required.

## 4. INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

## 5. RELATED PARTY TRANSACTIONS

The sole stockholder of the Company owns 100% of Fairview Partners, LLC. The Company executed an expense sharing agreement with Fairview Partners, LLC, whereby the Company will pay 5% of certain expenses (salary, telephone, rent, computer services, depreciation, and postage). The total expenses paid to Fairview Partners under the agreement were $5,004 for the year ended December 31, 2010. The Company also paid out $66,616 in administrative service fees to Fairview Partners, LLC. As of December 31, 2010, there were no amounts payable to Fairview Partners, LLC.

**FAIRVIEW SECURITIES,INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31,2010**

| | |
|---|---|
| NET CAPITAL: | |
| Total stockholder's equity | $ 22,435 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Commissions receivable | (5,000) |
| Loan receivable | (500) |
| Prepaid expense | (9,474) |
| Net capital before haircuts on securities positions | 7,461 |
| Haircuts on securities positions | - |
| Undue concentration | - |
| Net Capital | $ 7,461 |
| AGGREGATE INDEBTEDNESS: | |
| Items included in the statement of financial condition: | |
| Accounts payable and accrued expenses | $ 203,309 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 13,554 |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ (6,093) |
| Excess net capital at 1,000% | $ (12,870) |
| Percentage of aggregate indebtedness to net capital is | 2725% |

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2010 is attributable to the following:

| | |
|---|---|
| Net capital was report by Company | $ 8,960 |
| Audit adjustment | (1,499) |
| Net capital per audited report | $ 7,461 |

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Shareholders and Board of Directors of
Fairview Securities, Inc
8 Priscilla Lane
Darien, CT 06820

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Fairview Securities, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Fairview Securities, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Fairview Securities, Inc's management is responsible for the Fairview Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

*VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
February 2, 2011

SIPC-6 (33-REV 6/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Payment Form

SIPC-6 (33-REV 6/10)

For the first half of the fiscal year ending June 30, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046868 FINRA DEC
FAIRVIEW SECURITIES INC 9*9
8 PRISCILLA LN
DARIEN CT 06820-3424

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bruce G. Kinloch, (203) 662-0180

| | |
|---|---|
| 2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) | $ 1,695 |
| 1. Less prior year overpayment applied as reflected on SIPC-7 if applicable | ( — |
| 2. Assessment balance due | 1,695 — |
| B. Interest computed on late payment (see instruction E) for______days at 20% per annum | — |
| C. Total assessment and interest due | $ 1,695 - 150. overpaym 1545 (See attach |
| D. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as C above) $ 1,545 | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fairview Securities, Inc.
(Name of Corporation, Partnership or other organization)

Dated the ____ day of ______________, 20____.

(Authorized Signature)

President
(Title)

**This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

✓ BK mailed in signed/dated cc. 7/28/10

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 1, 2010
and ending June 30, 2010
Eliminate cents

| Item No. | Amount |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 677,958 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | — |
| (2) Net loss from principal transactions in securities in trading accounts. | — |
| (3) Net loss from principal transactions in commodities in trading accounts. | — |
| (4) Interest and dividend expense deducted in determining item 2a. | — |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | — |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | — |
| (7) Net loss from securities in investment accounts. | — |
| Total additions | — |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | — |
| (2) Revenues from commodity transactions. | — |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | — |
| (4) Reimbursements for postage in connection with proxy solicitation. | — |
| (5) Net gain from securities in investment accounts. | — |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | — |
| (7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | — |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ — | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ — | |
| Enter the greater of line (i) or (ii) | — |
| Total deductions | — |
| 2d. SIPC Net Operating Revenues | $ 677958 |
| 2e. General Assessment @ .0025 | $ 1695 |

(to page 1 but not less than $150 minimum)

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Fairview Securities, Inc.
8 Priscilla Lane
Darien, CT 06820

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

| | |
|---|---|
| 2. A. General Assessment (item 2e from page 2) | $ 3,044 |
| B. Less payment made with SIPC-6 filed (exclude interest) 7/27/2010 Date Paid | ( 1,545 ) |
| C. Less prior overpayment applied | ( ) |
| D. Assessment balance due or (overpayment) | 1,499 |
| E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum | |
| F. Total assessment balance and interest due (or overpayment carried forward) | $ 1,499 |

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $____________

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fairview Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of ______________, 20_____.

(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,217,578

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________________________________________ ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions ________

2d. SIPC Net Operating Revenues $ 1,217,578

2e. General Assessment @ .0025 $ 3,044

(to page 1, line 2.A.)

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

To the Shareholders and Board of Directors of
Fairview Securities, Inc

In planning and performing our audit of the financial statements of Fairview Securities, Inc. (Company) as of and for the year ended December 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered their internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Such internal control includes policies and procedures that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency, or combination of

significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our consideration of the Company's internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). However, we noted no deficiencies in the Company's internal control over financial reporting and its operation, including controls for safeguarding securities that we consider to be a material weakness as defined above as of December 31, 2010.

This report is intended solely for the information and use of management of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

*VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
February 2, 2011

# FAIRVIEW SECURITIES, INC

(SEC I.D. No. 8-46868)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2010

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL